Exhibit 99.1

News Release

GEAC ANNOUNCES THIRD QUARTER RESULTS FOR FISCAL YEAR 2005

Earnings from Operations Increased 17.6% in Q3 FY 2005 Over Q3 FY 2004

Gross Margin Improved to 62.4% in Q3 FY 2005 from 60.4% a Year Ago

Diluted Net Earnings Per Share of $0.34 in Q3 FY 2005 Compared to $0.16 in Q3 FY 2004

Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – March 8, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced its third quarter financial results for the three and nine months ended January 31, 2005.

Third Quarter Financial Highlights

US$ thousands	Q3 FY2005	Q2 FY2005	Q3 FY2004
Software Revenue	$18,211	$15,064	$18,672
Support & Services Revenue	$90,596	$88,890	$89,591
Hardware Revenue	$5,083	$2,476	$7,912
Total Revenue	$113,890	$106,430	$116,175
Net Earnings	$29,670	$15,204	$13,755
Diluted Net Earnings Per Share (not in thousands)	$0.34	$0.17	$0.16

Geac reported total revenue in the third quarter of fiscal year (FY) 2005 of $113.9 million, a decrease of $2.3 million compared to $116.2 million in total revenue in the third quarter of FY 2004.  The decrease was due to a decline in Geac’s low-margin hardware revenue of $2.8 million.  Software license revenue was $18.2 million in the third quarter, down $0.5 million from a year ago, but up $3.1 million from the second quarter of FY 2005.  The Company’s net earnings were $29.7 million during the third quarter of FY 2005, or $0.34 per diluted share, compared with $13.8 million, or $0.16 per diluted share, in the third quarter of last year.  Net earnings were positively impacted by the non-recurring tax benefit in the third quarter of FY 2005, however earnings from operations before income taxes contributed $0.25 to the $0.34 earnings per diluted share in the third quarter of FY 2005.

Geac’s gross profit increased to 62.4% of revenue in the third quarter of FY 2005 from 60.4% in the third quarter of FY 2004.  Gross profit increased to 63.6% of revenue for the nine months ended January 31, 2005 from 59.9% for the nine months ended January 31, 2004.  Our continued focus on operating expense management resulted in an increase in earnings from operations of 17.6% over the third quarter of last year.   However, gross margin has declined from 63.6% in the second quarter of FY 2005 to 62.4% in the third quarter of FY 2005.  As stated in the second quarter announcement, Geac management remains uncertain about whether it can maintain this level of gross profit in future quarters.

“Important to the quarter was the Company’s continued focus on successfully strengthening customer retention by delivering increased value through support activities,” said Charles S. Jones, Chief Executive Officer of Geac.  “Helped by an increase in maintenance revenue in Geac Performance Management and continued success in our Value for Maintenance Program, we saw a continued retention rate in excess of 90% of our support revenue for the quarter and only a 3.8% decrease in our year over year current deferred revenue for maintenance which is substantially lower than our historic maintenance attrition rate.  Of equal importance was our drive to increase our software license revenue in the third quarter over the second quarter of this year.  Although software license revenue is relatively flat year over year, it increased by 20.9% in the third quarter over the second quarter of this year.  Contributing to this increase was MPC license revenue, which increased 45.9%, and System21 license revenue, which increased 59.2%, over the second quarter of FY 2005.”

Operating expenses were $49.5 million in the third quarter of FY 2005, a decrease of 4.5% from $51.9 million in the third quarter of FY 2004.  For the nine months ended January 31, 2005, operating expenses decreased 2.5% to $145.6 million from $149.3 million for the same period a year ago.  Reductions in product development costs and general and administrative expenses contributed to the overall reduction in operating expenses.

“For the fifth consecutive quarter, Geac has been able to increase its cash position through rigorous cost controls, consistent cash collection procedures, ongoing maintenance renewals and the continued generation of cash throughout its many businesses,” said Donna de Winter, Chief Financial Officer of Geac.  “The Company increased its cash position to $168.5 million at the end of the third quarter of FY 2005 from $51.0 million a year ago and $121.8 million at the end of the second quarter of FY 2005.  This strong cash position contributes significantly to Geac’s flexibility to execute a transformational acquisition as we look for opportunities to grow our revenue, increase our customer base and expand our product footprint through development and acquisition.”

Customers

In the third quarter, Geac closed approximately 470 deals in the Enterprise Applications Systems (EAS) segment of its business.  Twenty-eight of these deals each exceeded $150,000 – a 33% increase over Q2 FY 2005 — and the average deal size within this group was more than $350,000, also a significant increase over the previous quarter, in which the deals in excess of $150,000 averaged $265,000.

“We continue to execute positive change across our sales force as we train and attract salespeople to succeed in an increasingly competitive and consolidating software market – one which accommodates fewer and larger players every quarter.   We see in our customer relationships an increasing convergence of software products with the provision of professional services.  Geac’s software sales as a percentage of total revenue remained at approximately 16.0% quarter-over-quarter,” Mr. Jones continued.  “Our sales efforts have required a transition period and an increased expenditure in sales and marketing.  Geac attracted 52 new customers in its EAS division in the third quarter, compared to only 11 new customers in the second quarter of FY 2005; the Company has increased its win rate with larger organizations – including an impressive second sale in the third quarter into a global Fortune 10 Company, among others; and we have seen continued success with our focused vertical selling efforts into the government and financial services sectors.”

Geac Performance Management – Significant sales included: AARP, for MPC; Callaway Golf, for MPC; Department of Finance, Australia (DOFA), for MPC, sold in partnership with Beacon Government Solutions; Lawrence Livermore National Laboratories, for Expense Management; Sargent & Lundy, for Expense Management; a leading telecommunications company, for MPC; a worldwide manufacturer of consumer products, for Expense Management, ASP;  a U.S. foodservice industry distributor, for MPC; and a significant European government agency, for MPC.

Reinforcing Geac’s strategy to integrate performance management solutions into its existing product lines and to sell into its established customer base, among the major deals of the quarter, the Company sold Geac Performance Management to three existing Enterprise Server customers: a major New England city government, a western U.S. automobile club and a large, Texas-based oil and gas company.  By adding MPC budgeting, planning and forecasting to their back office solutions, Geac is helping customers extend these solutions across their financial value chain, drive performance and extract more value from their existing technology investments.

Vertical Market Focus

To advance its position in the performance management marketplace, Geac is undertaking several industry-specific campaigns that will capitalize on the Company’s collective expertise and established customer base and partnerships in the Financial Services and Government sectors.

As institutional investors continue to compete with traditional banking markets, the competitive landscape in the banking industry at the same time broadens and intensifies.  Banks are looking for ways to integrate multiple back office silos and front office applications to increase efficiency, regulatory compliance, financial clarity and profitability.  Geac Performance Management extends beyond access, reconciliation and reporting of data to more strategic budgeting, analysis and forecasting to help its banking customers meet their shareholder and client needs in this increasingly competitive landscape.

Currently, Geac has more than 100 banks among its sizeable services customer base.  Notably, 14 of our banking customers belong to the top twenty-five banks in the world, ranked by assets.  Since the last quarter of FY 2004, Geac has successfully sold Geac Performance Management software into four Geac enterprise customers in the banking industry including  Fortis, a European top 20 banking, insurance and investments group — and long-time SmartStream user – which committed to Geac Performance Management as part of its move towards a more uniform global approach to budgeting that Fortis expects will yield significant improvements in quality, speed and transparency.  In addition, Geac continues to augment its staff resources with banking industry expertise, and is supplementing its market outreach through its partnership with IPS-Sendero, a global corporate performance management firm that serves the financial services industry exclusively.  The third quarter also saw the completion of a separate sales to one of the world’s largest banks.

The other sector Geac is targeting initially in its vertical industry campaign is government at the local, state and federal levels.  Under increasing pressure to do more with less, the government vertical is now examining closely technology advantages deployed in the private sector to increase efficiency, accountability and productivity.  Since the start of Geac’s 2004 fiscal year, Geac has completed approximately 180 separate deals with nearly 100 different government entities worldwide.  In the Geac Performance Management business, some of those deals have included the State of Alaska, the City of Charlotte (NC) and a major New England city government.  In the UK during this period, Geac MPC sales to London Borough of Bromley, Luton Borough Council and The Learning & Skills Council demonstrate the market traction Geac is gaining.  As in banking, Geac is forging partnerships to help it penetrate the government market, such as one with NRJ Consulting, a local government reseller of Geac MPC in the UK, which was instrumental in Geac’s recent win at London Borough of Bromley.

Concluding Remarks

Mr. Jones concluded, “The enterprise software market continues to be challenging as major software vendors consolidate and customers manage their IT budgets frugally.  In this competitive environment, we are pleased to have closed so many new deals, to have held maintenance attrition rates in the single digits, to have maintained aggressive cost control measures, to have shown an increase in our earnings from operations and to have built an actionably strong cash position.  With a continued focus on top-line revenue growth, we are in a solid position to move forward with our internal development and acquisition planning to deliver expanded product suites to existing and new customers.”

To understand better this press release and for more in-depth analysis of these financial results, please see our Management Discussion and Analysis, which will be filed today with the Canadian Securities Administrators at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  It will also be posted on our website at http://www.geac.com later today.

Earnings Call

Management will discuss the results announced on a conference call scheduled for later today, Tuesday, March 8, 2005, at 5:15 p.m. Eastern Time.

Listeners may access the conference call at 416.405.9310 / 877.211.7911, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from March 8, 2005 at approximately 9:00 p.m. Eastern Time until March 17, 2005 at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3140943#.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least 15 minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer.  Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 86,042,840 common shares issued and outstanding at January 31, 2005.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

Geac’s financial statements and the financial information included in this press release have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the financial statements and the financial information included in this press release, as well as this press release itself, have been reviewed and approved by both the Audit Committee and the Board of Directors of the Company.

For more information, please contact:

Financial Contact:

Donna de Winter

Chief Financial Officer

Geac

905.475.0525 ext. 3204

donna.dewinter@geac.com

Investor and Media Contact:

Alys Scott

Vice President, Corporate Communications

Geac

508.871.5064

alys.scott@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

(Unaudited)

(amounts in thousands of U.S. dollars)

	January 31, 2005	April 30, 2004
		As revised (see note 2)
Assets
Current assets:
Cash and cash equivalents	$168,491	$86,050
Restricted cash	6	95
Short-term investments	—	26,500
Accounts receivable and other receivables	47,394	49,300
Unbilled receivables	8,656	6,537
Future income taxes	9,125	15,247
Inventory	531	624
Prepaid expenses and other assets	11,467	10,165
Total current assets	245,670	194,518

Restricted cash	2,499	1,781
Future income taxes	20,674	21,741
Property, plant and equipment	22,231	23,843
Intangible assets	26,130	32,628
Goodwill (note 5)	123,311	128,366
Other assets	3,155	4,026
Total assets	$443,670	$406,903

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$71,723	$79,664
Income taxes payable	22,279	34,538
Current portion of long-term debt	420	391
Deferred revenue	106,130	117,927
Total current liabilities	200,552	232,520

Deferred revenue	1,929	2,256
Employee future benefits	25,824	23,994
Asset retirement obligations (note 4)	1,709	1,648
Accrued restructuring (note 8)	2,494	5,864
Long-term debt	4,750	4,550
Total liabilities	237,258	270,832

Shareholders’ Equity
Common shares; no par value; unlimited shares authorized; issued and outstanding as at January 31, 2005 – 86,042,840 (April 30, 2004 – 85,174,785)	129,400	124,019
Common stock options	12	44
Contributed surplus	4,229	2,368
Retained earnings	92,903	34,517
Cumulative foreign exchange translation adjustment	(20,132)	(24,877)
Total shareholders’ equity	206,412	136,071
	$443,670	$406,903

Commitments and contingencies (note 9)

Geac Computer Corporation Limited

Consolidated Statements of Earnings

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
		(Revised-see notes 3 & 4)		(Revised-see notes 3 & 4)
Revenue:
Software	$18,211	$18,672	$48,770	$46,803
Support and services	90,596	89,591	268,956	261,502
Hardware	5,083	7,912	9,462	20,862
Total revenue	113,890	116,175	327,188	329,167

Cost of revenue:
Costs of software	2,278	1,356	6,088	5,492
Costs of support and services	36,447	37,884	105,450	108,718
Costs of hardware	4,115	6,751	7,528	17,844
Total cost of revenue	42,840	45,991	119,066	132,054

Gross profit	71,050	70,184	208,122	197,113

Operating expenses:
Sales and marketing	20,116	19,017	56,349	55,241
Product development	14,456	15,659	42,755	44,410
General and administrative	13,395	15,840	41,409	48,006
Net restructuring and other unusual items (note 8)	(735)	(947)	(1,755)	(3,754)
Amortization of intangible assets	2,312	2,332	6,848	5,363
Total costs and expenses	49,544	51,901	145,606	149,266

Earnings from operations	21,506	18,283	62,516	47,847
Interest income	877	313	2,052	899
Interest expense	(423)	(418)	(1,179)	(842)
Other income (expense), net	270	(1,006)	482	(1,764)
Earnings from operations before income taxes	22,230	17,172	63,871	46,140
Income taxes (note 10)	7,440	(3,417)	(5,485)	(12,754)

Net earnings for the period	$29,670	$13,755	$58,386	$33,386

Basic net earnings per share	$0.35	$0.16	$0.68	$0.39
Diluted net earnings per share	$0.34	$0.16	$0.67	$0.39

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,684	84,830	85,318	84,523
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	87,874	86,389	87,462	85,763

Geac Computer Corporation Limited

Consolidated Statement of Shareholders’ Equity

(Unaudited)

(amounts in thousands of U.S. dollars, except share data)

						Cumulative
	Share capital					foreign
	Common		Common		Retained	exchange	Total
	shares		stock	Contributed	earnings/	translation	shareholders’
	(‘000s)	Amount	options	surplus	(deficit)	adjustment	equity
Balance – April 30, 2003	84,136	$120,976	$163	$—	$(22,649)	$(22,320)	$76,170
Issuance of common stock for cash	763	1,675	—	—	—	—	1,675
Stock-based compensation (note 3)	—	—	—	1,398	—	—	1,398
Employee stock purchase plan	—	17	—	(17)	—	—	—
Net earnings	—	—	—	—	33,386	—	33,386
Foreign exchange translation adjustment	—	—	—	—	—	(1,636)	(1,636)
Balance – January 31, 2004	84,899	122,668	163	1,381	10,737	(23,956)	110,993
Issuance of common stock for cash	276	1,232	—	—	—	—	1,232
Exercise of stock options granted in connection with acquisition of Extensity	—	119	(119)	—	—	—	—
Stock-based compensation (note 3)	—	—	—	987	—	—	987
Net earnings	—	—	—	—	23,780	—	23,780
Foreign exchange translation adjustment	—	—	—	—	—	(921)	(921)
Balance – April 30, 2004	85,175	124,019	44	2,368	34,517	(24,877)	136,071
Issuance of common stock for cash	868	4,039	—	—	—	—	4,039
Exercise of stock options granted in connection with acquisition of Extensity	—	32	(32)	—	—	—	—
Stock-based compensation (note 3)	—	—	—	3,171	—	—	3,171
Exercise of stock options	—	826	—	(826)	—	—	—
Employee stock purchase plan	—	484	—	(484)	—	—	—
Net earnings	—	—	—	—	58,386	—	58,386
Foreign exchange translation adjustment	—	—	—	—	—	4,745	4,745
Balance – January 31, 2005	86,043	$129,400	$12	$4,229	$92,903	$(20,132)	$206,412

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

(Unaudited)

(amounts in thousands of U.S. dollars)

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
		(Revised-see notes 2, 3 & 4)		(Revised-see notes 2, 3, & 4)
Cash flows from operating activities
Net earnings for the period	$29,670	$13,755	$58,386	$33,386
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of intangible assets	2,312	2,332	6,848	5,363
Amortization of property, plant and equipment	1,381	1,913	4,723	5,454
Amortization of deferred financing costs	236	237	707	372
Stock-based compensation	1,412	876	3,532	1,481
Employee future benefits	825	709	2,095	1,216
Future income tax expense	4,037	14	13,631	6,444
Accrued liabilities and other provisions	(735)	(773)	(1,763)	(3,998)
Other	46	(268)	45	(285)
Changes in operating assets and liabilities:
Accounts receivable and other and unbilled receivables	(9,387)	(3,350)	2,681	6,754
Inventory	82	184	106	258
Prepaid expenses and other assets	(609)	(377)	(739)	2,796
Accounts payable and accrued liabilities	7,120	(2,113)	(5,050)	(14,088)
Accrued restructuring	(2,344)	(1,438)	(9,411)	472
Asset retirement obligations	(400)	—	(183)	—
Income taxes payable	(12,508)	2,577	(12,278)	4,293
Deferred revenue	21,716	16,331	(15,697)	(21,878)
Other	196	155	478	(4)
Net cash provided by operating activities	43,050	30,764	48,111	28,036

Cash flows from investing activities
Acquisition of Comshare less cash acquired	—	(129)	—	(39,148)
Proceeds from divestiture of operations less cash divested	—	339	—	339
Purchases of investments	—	(30,703)	(4,525)	(64,203)
Sales of investments	—	16,703	31,025	56,203
Additions to property, plant and equipment	(765)	(1,513)	(2,379)	(3,027)
Disposals of property, plant and equipment	(119)	(72)	36	10
Change in restricted cash	51	403	(435)	805
Net cash (used in) provided by investing activities	(833)	(14,972)	23,722	(49,021)

Cash flows from financing activities
Disposals of other assets	138	—	138	—
Deferred financing costs	—	(24)	—	(2,828)
Issue of common shares	1,914	279	4,039	1,675
Issuance of long-term debt	48	918	135	918
Repayment of long-term debt	(111)	(263)	(338)	(649)
Net cash provided by (used in) financing activities	1,989	910	3,974	(884)

Effect of exchange rate changes on cash and cash equivalents	2,472	1,377	6,634	3,002

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	46,678	18,079	82,441	(18,867)
Cash and cash equivalents - Beginning of period	121,813	32,873	86,050	69,819
Cash and cash equivalents - End of period	$168,491	$50,952	$168,491	$50,952

See accompanying notes

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1.             Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements.  Accordingly, these unaudited financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles.  These unaudited financial statements were prepared using the same accounting policies as outlined in note 2 to the annual financial statements for the year ended April 30, 2004, and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended April 30, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes.  In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.             Reclassification of investments

The Company has adjusted its consolidated balance sheet as at April 30, 2004, and its consolidated statements of cash flows for the nine months ended January 31, 2005 and the three and nine months ended January 31, 2004.  In February 2005, it was  determined that the Company’s previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in a decrease of $14,000 in cash from investing activities for the three months ended January 31, 2004 as a result of net purchases of the auction rate securities.  For the nine months ended January 31, 2005, cash flows from investing activities increased by $26,500 as a result of net sales of the auction rate securities which occurred in the first quarter of fiscal 2005, and for the nine months ended January 31, 2004, cash from investing activities decreased by $8,000 as a result of net purchases of these securities.  The ending balance for cash and cash equivalents for the three and nine months ended January 31, 2004 was reduced by $28,000 as a result of the reclassification from cash and cash equivalents to short-term investments.  These reclassifications had no impact on the Company’s results of operations, net cash provided by operating activities, or total current assets.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

Accounting policy for short-term investments

Short-term investments consist of auction rate securities with remaining time to maturity greater than 90 days that are available for sale. The investments are classified in the balance sheet as current assets because they can be readily converted into cash or into securities with a shorter remaining time to maturity and because the Company is not committed to holding the investments until maturity.  The Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations as of each balance sheet date.  Short-term investments are stated at amounts that approximate fair market value, based on quoted market prices.

3.     Stock-based compensation

Effective May 1, 2003, the Company adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to employees.  In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and for shares issued under its Employee Stock Purchase Plan (“ESPP”) on or after May 1, 2003, and accordingly, has recorded compensation expense.  Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the ESPP using the settlement method and no compensation expense was recognized.

Since the revised recommendations were adopted in the fourth quarter of fiscal 2004, the consolidated statements of earnings for the three and nine months ended January 31, 2004 have been restated for comparative purposes to include the charges that would have been included had the Company adopted the provisions at the beginning of fiscal 2004.  The effect of the change in policy and reclassification on results for the three months ended January 31, 2004 is an increase in cost of sales for services of $128, an increase in sales and marketing expense of $334, an increase in product development expense of $98, an increase in general and administrative expense of $315, and a decrease in income tax expense of $238.  For the nine months January 31, 2004 the impact is an increase in cost of sales for services of $213, an increase in sales and marketing expense of $569, an increase in product development expense of $183, an increase in general and administrative expense of $516, and a decrease in income tax expense of $403.

For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The pro forma disclosure relating to options granted during the year ended April 30, 2003 is as follows:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004

Net earnings – as reported	$29,670	$13,755	$58,386	$33,386
Pro forma stock-based compensation expense, net of tax	(77)	(835)	(329)	(1,728)
Net earnings – pro forma	$29,593	$12,920	$58,057	$31,658

Basic net earnings per share – as reported	$0.35	$0.16	$0.68	$0.39
Pro forma stock-based compensation expense per share	—	(0.01)	—	(0.02)
Basic net earnings per share – pro forma	$0.35	$0.15	$0.68	$0.37

Diluted net earnings per share – as reported	$0.34	$0.16	$0.67	$0.39
Pro forma stock-based compensation expense per share	—	(0.01)	—	(0.02)
Diluted net earnings per share – pro forma	$0.34	$0.15	$0.67	$0.37

The estimated fair value of the stock options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes pricing model with the following weighted average assumptions:

Assumptions – Stock Options

Weighted average risk-free interest rate	4.20%
Weighted average expected life (in years)	7.0
Weighted average volatility in the market price of common shares	71.71%
Weighted average dividend yield	Nil
Weighted average grant date fair value of options issued	$3.16

During the nine months ended January 31, 2005, the Company issued common stock to employees who participated in the new 2003 Employee Stock Purchase Plan (“2003 ESPP”).  Under the 2003 ESPP, employees resident in Canada, the United States, the United Kingdom, France and Australia are entitled to participate with residents of additional countries to be added over time.

The estimated fair value of common shares issued under the 2003 ESPP was determined using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
Assumptions – ESPP

Weighted average risk-free interest rate	2.21%	2.70%	2.21%	2.94%
Weighted average expected life (in months)	6	3	6	3
Weighted average volatility in the market price of common shares	37.44%	35.90%	37.44%	32.91%
Weighted average dividend yield	Nil	Nil	Nil	Nil
Weighted average grant date fair values of awards or shares issued	$2.32	$1.38	$2.52	$1.00

During the three and nine months ended January 31, 2005, the Company expensed $1,051 and $2,687, respectively, relating to the fair value of options granted.  For the three and nine months ended January 31, 2004, the Company expensed $787 and $1,381, respectively relating to the fair value of options granted.  Compensation expense relating to the fair value of shares issued under the 2003 ESPP was $224 and $484 for the three and nine months ended January 31, 2005, respectively, and $6 and $17 for the three and nine months ended January 31, 2004, respectively.  Contributed surplus was credited $3,171 during the nine months ended January 31, 2005 and $1,398 during the nine months ended January 31, 2004.  These amounts will be credited to share capital along with the proceeds received on exercise of these awards.

The Company also maintains a Directors’ deferred share unit plan (“DSU”).  Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board.  As determined by the Company, units issued under the plan may be payable in cash or common stock.  For the three and nine months ended January 31, 2005, the Company expensed $137 and $361, respectively, through general and administrative expense relating to the DSUs.  Accrued liabilities were credited $361 for these awards for the nine months ended January 31, 2005, and will continue to be adjusted each quarter based on the market value of the units, which have vested under the plan.

4.     Asset retirement obligations

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.  For its year ended April 30, 2004, the Company early adopted the provisions of CICA Handbook Section 3110, “Asset Retirement Obligations” (“Section 3110”).  Section 3110 requires that the effect of initially applying the Section be treated as a change in accounting policy.  Accordingly, the financial statements of prior periods presented for comparative purposes are restated retroactively.  The adoption of Section 3110 results in a charge in the consolidated statement of earnings of $46 and $128 for the three and nine months ended January 31, 2004, respectively.

The following table details the changes in the Company’s leasehold retirement liability for the nine months ended January 31, 2005:

Asset retirement obligations balance, April 30, 2004	$1,648
Additions to the obligations	60
Accretion charges	23
Foreign exchange impact	17
Asset retirement obligations balance, July 31, 2004	1,748
Additions to the obligations	321
Accretion charges	33
Amounts released due to settlements	(96)
Foreign exchange impact	83
Asset retirement obligations balance, October 31, 2004	2,089
Additions to the obligations	13
Accretion charges	23
Amounts released due to settlements	(469)
Foreign exchange impact	53
Asset retirement obligations balance, January 31, 2005	$1,709

5.             Goodwill

Changes in the carrying amount of goodwill for the nine months ended January 31, 2005 are as follows:

Goodwill balance, April 30, 2004	$128,366
Goodwill adjustment related to acquisition amounts	(495)
Foreign exchange impact	689
Goodwill balance, July 31, 2004	128,560
Goodwill adjustment related to acquisition amounts	(6,728)
Foreign exchange impact	1,211
Goodwill balance, October 31, 2004	123,043
Goodwill adjustment related to acquisition amounts	(306)
Foreign exchange impact	574
Goodwill balance, January 31, 2005	$123,311

During the three months ended July 31, 2004 the Company released $495 related to Comshare premises and severance reserves set-up at acquisition that were no longer required.  During the three months ended October 31, 2004 the Company reduced goodwill by $5,740 related to an increase in future tax assets and $663 related to the reversal of Comshare tax related reserves that are no longer necessary.  Additionally, the Company released $542 in reserves that were deemed to be no longer required, and reversed $217 in future tax assets, relating to premises reserves in connection with the Extensity acquisition.  During the three months ended January 31, 2005, the Company sublet two facilities, one of which was assumed with the acquisition of Extensity and one that was assumed with the Comshare acquisition.  As a result of these sublease agreements, the Company released the premises reserves which had been set-up at acquisition and were deemed to be no longer required.  This reduced goodwill by $306.

6.             Credit facility

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility.  The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%.  The Facility is collateralized by substantially all of the assets of the Company and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries.  The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement.  As of January 31, 2005, $2,185 of the letter of credit sub-facility has been utilized, and the remaining $47,815 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility.  Amortization related to these financing costs was $236 and $707 the three and nine months ended January 31, 2005, respectively.  For the three months and nine months ended January 31, 2004, amortization related to these financing costs were $237 and $372 respectively.

7.             Employee future benefits

The Company recorded employee future benefit expenses as follows:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004

Defined contribution pension plans	$595	$709	$1,420	$1,216
Defined benefit pension plan	230	—	675	—
	$825	$709	$2,095	$1,216

8.             Net restructuring and other unusual items

The reversal in net restructuring and other unusual items was $735 and $1,755 for the three and nine months ended January 31, 2005 respectively.  For the three and nine months ended January 31, 2004, the reversal in net restructuring and other unusual items was $947 and $3,754 respectively.

For the three months ended January 31, 2005, the net restructuring and other unusual items credit balance of $735 was comprised of releases related to previously accrued lease termination costs and other prior acquisition related reserves that are no longer required.

For the three months ended January 31, 2004, the Company recorded a net reversal of $947 in net restructuring and other unusual items, which included a reversal of $1,598 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of approximately $69 for severance related to the restructuring of the Company’s business in North America and a charge of $825 resulting from adjustments to a lease obligation assumed in the JBA acquisition.  In addition, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004.

For the nine months ended January 31, 2005, the Company recorded a reversal of $1,755, as several restructuring accruals relating to severance amounts, lease termination costs and other prior acquisition related reserves were released to adjust the accruals to match the current estimates of the amounts required.

For the nine months ended January 31, 2004 the Company recorded a net reversal of $3,754 in net restructuring and other unusual items, which included a reversal of $4,823 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $487 for severance related to the restructuring of the Company’s business in North America and a charge of $825 resulting from adjustments to a lease obligation assumed in the JBA acquisition.  In addition, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions, was as follows:

	Premises restructuring	Workforce reductions	Total
April 30, 2003 provision balance	$17,658	$5,625	$23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 cash payments	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)
April 30, 2004 provision balance	12,200	1,216	13,416
First quarter 2005 provision additions	400	865	1,265
First quarter 2005 cash payments	(1,467)	(1,064)	(2,531)
First quarter 2005 provision release	(963)	(173)	(1,136)
July 31, 2004 provision balance	10,170	844	11,014
Second quarter 2005 provision additions	—	931	931
Second quarter 2005 cash payments	(1,038)	(1,108)	(2,146)
Second quarter 2005 provision release	(1,194)	(35)	(1,229)
October 31, 2004 provision balance	7,938	632	8,570
Third quarter 2005 provision additions	135	517	652
Third quarter 2005 cash payments	(1,816)	(263)	(2,079)
Third quarter 2005 provision release	(640)	(19)	(659)
January 31, 2005 provision balance	$5,617	$867	6,484
Less: Current portion included in accounts payable and accrued liabilities			(3,990)
Long-term portion of restructuring accrual			$2,494

During the quarter ended January 31, 2005, the Company accrued $517 in severance costs related to the rationalization of the Company’s European business locations.  For the nine months ended January 31, 2005, the Company accrued a total of $2,313 in severance and $535 in lease termination costs that related to the rationalization of the Company’s North American and European business locations.

As at January 31, 2005, the Company has a balance of $5,617 related to accrued premises restructuring cost.  Of this amount, approximately $575 is related to the acquisition of Comshare and a balance of $2,388 remains related to the acquisition of Extensity.  The Company anticipates that the remainder of these balances will be utilized through fiscal 2009.

As at January 31, 2005, a balance of $867 is remaining for severance, of which the remainder will substantially be paid by the end of the fourth quarter of 2005, and will include employees from the support and services, development and sales and marketing areas.

9.             Commitments and contingencies

Customer indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation, Assessments and Claims

Activity related to the Company’s legal accruals was as follows:

April 30, 2003 provision balance	$3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 cash payments	(3,125)
Fiscal year 2004 provision release	(109)
April 30, 2004 provision balance	4,197
First quarter 2005 provision additions	284
First quarter 2005 cash payments	(2,067)
July 31, 2004 provision balance	2,414
Second quarter 2005 provision additions	162
Second quarter 2005 cash payments	(2,072)
Second quarter 2005 provision release	(58)
October 31, 2004 provision balance	446
Third quarter 2005 provision additions	11
Third quarter 2005 cash payments	(457)
January 31, 2005 provision balance	$—

Extensity, a company acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.

In addition, from time to time, Geac is subject to other legal proceedings, assessments and claims in the ordinary course of business.  At this time, in the opinion of management, none of these matters is reasonably expected to result in a material adverse effect on Geac’s financial position.

10.          Income taxes

During the quarter ended January 31, 2005, the Company realized a benefit from income taxes of $7,440.  The total benefit was comprised of a $13,870 release as a result of income tax provisions established in prior periods that were deemed to be no longer required, offset by $6,430 of income tax expense.  The $13,870 net release was comprised of the net release of income tax provisions established in prior periods in the aggregate amount of $22,060, offset by the establishment of $8,190 in new income tax provisions.

11.          Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.”  This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues.  Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.  Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

For the nine months ended January 31, 2005, included in segment contribution are additional corporate expenses, which have been reallocated to the Company’s segments to provide a more accurate portrayal of segment contribution.  The additional corporate expenses of $672 and $148 have been allocated to the EAS business and ISA business, respectively.

During the year ended April 30, 2004, the Company determined that given the nature of the products offered in its local government product line, the inclusion of the local government business in the EAS segment was no longer appropriate.  As a result, the local government business has been reclassified from EAS to ISA.  For comparison purposes, the Company has reclassified revenue, contribution margin and segment assets relating to this business in its comparatives.  The impact on revenue for the three and nine months ended January 31, 2004 was a reclassification of approximately $3,213 and $9,383 respectively from the EAS to the ISA business.  For the three and nine months ended January 31, 2004, segmented contribution for the ISA business was reduced by $13 and was increased by $958 on a net basis as a result of the local government reclassification and to reclassify costs that were determined to be related to the ISA business.  Additionally, expenses of $358 and $499 for the three and nine months ended January 31, 2004, respectively, were reclassified to Corporate expenses from the EAS business to more accurately portray segment contribution.

	Three months ended January 31, 2005			Nine months ended January 31, 2005
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$15,927	$2,284	$18,211	$41,402	$7,368	$48,770
Support and services	70,837	19,759	90,596	209,379	59,577	268,956
Hardware	4,076	1,007	5,083	7,261	2,201	9,462
Total revenue	$90,840	$23,050	$113,890	$258,042	$69,146	$327,188

Segment contribution	$23,684	$3,571	$27,255	$68,881	$11,151	$80,032

	Three months ended January 31, 2004			Nine months ended January 31, 2004
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$16,265	$2,407	$18,672	$39,450	$7,353	$46,803
Support and services	69,838	19,753	89,591	201,310	60,192	261,502
Hardware	7,090	822	7,912	17,974	2,888	20,862
Total revenue	$93,193	$22,982	$116,175	$258,734	$70,433	$329,167

Segment contribution	$20,484	$3,415	$23,899	$53,306	$6,607	$59,913

Reconciliation of segment contribution to earnings from operations before income taxes:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
Segment contribution	$27,255	$23,899	$80,032	$59,913
Corporate expenses	(4,172)	(4,231)	(12,423)	(10,457)
Amortization of intangible assets	(2,312)	(2,332)	(6,848)	(5,363)
Interest income, net	454	(105)	873	57
Other income (expense), net	270	(1,006)	482	(1,764)
Net restructuring and other unusual items	735	947	1,755	3,754
Earnings from operations before income taxes	$22,230	$17,172	$63,871	$46,140

Geographical information:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004
Revenue by geographic location:
Americas	$54,268	$56,127	$165,264	$166,875
Europe	51,630	51,995	136,588	137,691
Asia	7,992	8,053	25,336	24,601
Total revenue	$113,890	$116,175	$327,188	$329,167

12.          United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the Company’s accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004

Net earnings under Canadian GAAP as reported	$29,670	$13,755	$58,386	$33,386
Adjustments:
Stock-based compensation (a)	(14)	(32)	(40)	(177)
Write off and amortization of intellectual property capitalized under Canadian GAAP in connection with the Comshare acquisition (b)	75	75	225	(1,383)
Asset retirement obligation (c)	—	46	—	126
Income taxes (d)	(30)	(30)	(90)	(40)
Net earnings under U.S. GAAP	29,701	13,814	58,481	31,912
Other comprehensive income:
Foreign currency translation adjustment	1,583	(64)	4,591	(1,883)
Comprehensive income under U.S. GAAP	$31,284	$13,750	$63,072	$30,029

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.35	$0.16	$0.69	$0.38
Diluted net earnings per common share	$0.34	$0.16	$0.67	$0.37

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,684	84,830	85,318	84,523
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	87,874	86,389	87,462	85,763

a)            Stock-based compensation

Accounting for stock options

The Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards granted to employees granted on or after May 1, 2003.  For U.S. GAAP reporting, the Company also adopted the fair value method of accounting prospectively for all awards granted on or after May 1, 2003.  Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal year 2004, and thereafter.

In fiscal year 2003, the Company did not expense any compensation cost under Canadian GAAP.  For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the Company’s shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.  As a result, the Company has recorded stock compensation charges under U.S. GAAP for fiscal years 2003 and

2004, and will have additional charges in 2005, 2006 and 2007 for stock-based compensation and awards granted in fiscal year 2003.

Prior to fiscal year 2003, the Company expensed stock-based compensation under U.S. GAAP as a result of the issuance of stock options with an exercise price below market value.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004

Net earnings under U.S. GAAP – as reported above	$29,701	$13,814	$58,481	$31,912
Pro forma stock-based compensation expense, net of tax	(201)	(935)	(771)	(3,009)
Net earnings – pro forma	$29,500	$12,879	$57,710	$28,903

Basic net earnings per share under U.S. GAAP – as reported above	$0.35	$0.16	$0.69	$0.38
Pro forma stock-based compensation expense per share	—	(0.01)	(0.01)	(0.04)
Basic net earnings per share – pro forma	$0.35	$0.15	$0.68	$0.34

Diluted net earnings per share under U.S. GAAP – as reported above	$0.34	$0.16	$0.67	$0.37
Pro forma stock-based compensation expense per share	—	(0.01)	(0.01)	(0.03)
Diluted net earnings per share – pro forma	$0.34	$0.15	$0.66	$0.34

Fair values

The fair values of awards granted were estimated using the Black-Scholes option-pricing model.  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)            Intangible assets

In connection with the acquisition of Comshare on August 6, 2003, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.  As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $24,961 (April 30, 2004 - $31,320) and the value of the Company’s long-term future income tax assets would be $21,097 (April 30, 2004 - $22,264).

c)            Asset retirement obligation

Under U.S. GAAP, the Company adopted a new accounting standard dealing with accounting for asset retirement obligations during the year ended April 30, 2004.  This new accounting standard addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and associated retirement costs and is relatively consistent with Canadian requirements, which the Company adopted under Canadian GAAP (see note 4).  The main difference between the two standards is the method of adoption.  U.S. GAAP requires that the adoption be treated as a cumulative effect of an accounting change in fiscal 2004, whereas Canadian GAAP allows the financial statements of prior periods to be restated retroactively.  The adoption of the standard for U.S. GAAP resulted in the cumulative effect of an accounting change of $736 being charged against earnings during the year ending April 30, 2004 and the reversal of charges under Canadian GAAP of $46 and $126 charged against earnings for the three and nine months ended January 31, 2005, respectively.

d)            Income taxes

Included in “Income taxes” is the tax effect of the adjustments related to intangible assets.

e)            Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP.  Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $106,027 (April 30, 2004 - $111,235).

f)             Related party transactions

Accounts receivable and other receivables as at January 31, 2005 and April 30, 2004 included $254 for a loan due from a former officer of the Company in connection with a compensatory arrangement relating to his employment with the Company.  The proceeds from the loan were used by the former officer to purchase 250,625 common shares of the Company, which are currently held as collateral.  Under Canadian GAAP, the loan is classified as an other receivable.  However, under U.S. GAAP, the loan is classified as a reduction of shareholders’ equity.  As a result, in accordance with U.S. GAAP, current and total assets and shareholders’ equity would be reduced by $254.

13.          Recent accounting pronouncements

Canadian GAAP

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued Canadian Institute of Chartered Accountants (“CICA”) handbook section 1530 Comprehensive Income (“Section 1530”), handbook Section 3855 Financial Instruments –

Recognition and Measurement (“Section 3855”) and handbook section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA handbook section 3860 Financial Instruments- Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how instrument gains and losses are to be presented.  Section 3865, Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning May 1, 2007. The Company is currently evaluating the impact of these standards on its consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures above.  Under SFAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

The provision of SFAS 123R are required to be adopted by the Company in the second quarter of fiscal 2006, beginning August 1, 2005 utilizing one of the two methods of adoption provided by the standard.  The Company is currently evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share.

Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006, beginning on August 1, 2005.  The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

14.          Reclassification of comparative figures

Certain prior year’s comparative figures in the accompanying interim financial statements have been reclassified to conform to the current year’s presentation.